UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lorillard, Inc.

File No. 333-149051 - CF#24490

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   Lorillard, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to an amended Form S-4 registration statement filed on March 26, 2008.

   Based on representations by Lorillard, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

     Exhibit 10.16   through December 31, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Amanda Ravitz
        Branch Chief – Legal